UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2020
or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission file number: 333-137143

Full title of the plan and the address of the plan, if different from that of the issuer named below:
Hanesbrands Inc. Retirement Savings Plan

Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Hanesbrands Inc.
1000 East Hanes Mill Road
Winston-Salem, North Carolina 27105

Note: Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations For Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 (“ERISA”) have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Employee Benefits Administrative Committee and Participants of
Hanesbrands Inc. Retirement Savings Plan
Winston-Salem, NC

Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of the Hanesbrands Inc. Retirement Savings Plan (the “Plan”) as of December 31, 2020 and 2019, and the related statements of changes in net assets available for benefits for the years then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2020 and 2019, and the changes in net assets available for plan benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on the Plan's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Supplementary Information
The supplemental schedule of assets (held at end of year) as of December 31, 2020, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated in all material respects in relation to the financial statements as a whole.
We have served as the Plan’s auditor since 2019.
/s/ Dixon Hughes Goodman LLP

Charlotte, NC
June 15, 2021

Hanesbrands Inc. Retirement Savings Plan
Statements of Net Assets Available for Benefits

	December 31, 2020	December 31, 2019
Assets
Plan interest in Hanesbrands Inc. Master Investment Trust for Defined Contribution Plans	$767,950,005	$732,994,407
Receivables:
Participant contribution receivable	923,821	941,150
Company-match contribution receivable	2,747,115	3,020,819
Notes receivable from participants	13,590,331	12,376,508
Discretionary Company contribution receivable	4,961,616	—
	22,222,883	16,338,477
Total assets	790,172,888	749,332,884

Liabilities
Accrued expenses	(749,359)	(672,700)

Net assets available for benefits	$789,423,529	$748,660,184

The accompanying notes are an integral part of these financial statements.

Hanesbrands Inc. Retirement Savings Plan
Statements of Changes in Net Assets Available for Benefits

	Years Ended
	December 31, 2020	December 31, 2019
Plan interest in Hanesbrands Inc. Master Investment Trust for Defined Contribution Plans’ net investment income	$85,414,350	$125,612,533
Interest income on notes receivable from participants	344,035	555,533
Contributions:
Company	20,162,297	14,040,462
Participants	20,764,392	23,093,876
Total contributions	40,926,689	37,134,338
Benefits paid to participants	(84,302,936)	(85,401,878)
Administrative expenses	(1,618,793)	(1,730,741)
Net increase	40,763,345	76,169,785

Net assets available for benefits:
Beginning of year	748,660,184	672,490,399

End of year	$789,423,529	$748,660,184

The accompanying notes are an integral part of these financial statements.

Hanesbrands Inc. Retirement Savings Plan
Notes to Financial Statements
December 31, 2020 and 2019

NOTE A - DESCRIPTION OF PLAN
The following brief description of the Hanesbrands Inc. Retirement Savings Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.
General
The Plan is a defined contribution plan covering eligible salaried and hourly employees of Hanesbrands Inc. (“Hanesbrands” or the “Company”) who are not employed in Puerto Rico and are not covered by a collective bargaining agreement that does not provide for their participation in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).
On December 20, 2019, the Setting Every Community Up for Retirement Enhancement Act of 2019 (the “SECURE Act”) was passed by Congress. The SECURE Act allows an optional in-service withdrawal for participants who are giving birth or adopting a child. Plan management evaluated the impact of the SECURE Act and approved changes to the Plan in 2020 to permit eligible participants to withdraw the maximum amount permitted under the SECURE Act without incurring the 10% penalty tax on early distributions. The Plan will be amended to reflect these changes prior to the December 31, 2022 deadline.
On March 27, 2020, the Coronavirus Aid, Relief, and Economic Security Act of 2020 (the "CARES Act") was passed by Congress. The CARES Act, among other things, includes several temporary relief provisions available to tax qualified retirement plans and their participants. Plan management evaluated the impact of the CARES Act on the Plan and approved changes to the Plan in 2020 to temporarily (i) add COVID-19-related distributions of up to $100,000 for eligible participants, (ii) increase the limit on Plan loans for eligible participants to the maximum amount permitted under the CARES Act, (iii) suspend payments on Plan loans otherwise due in 2020 for eligible participants, and (iv) suspend required minimum distributions for 2020. These temporary CARES Act provisions expired at the end of 2020. The Plan will be amended to reflect these changes prior to the December 31, 2022 deadline.
On December 23, 2020, Plan management approved an amendment to the Plan effective as of January 1, 2020 that allowed partial repayment of Plan loans and made other changes to comply with the Bipartisan Budget Act of 2018, which included allowing participants to take a hardship withdrawal (i) from earnings on safe harbor contributions and corrective contributions, (ii) without first taking a plan loan, and (iii) for expenses or losses incurred on account of a FEMA-declared disaster.
Contributions
Eligible employees can contribute between 1% and 50% of their eligible compensation, as defined in the Plan document. All eligible employees who have completed at least 30 days of service are deemed to have elected to have 4% of their pre-tax compensation deferred into the Plan, unless they make an affirmative election to change or cease deferrals. The deferral contribution percentage of participants who are automatically enrolled is increased by 1% each year thereafter, up to a maximum of 6% of eligible pre-tax compensation; except that the deferral percentage of such an employee who is hired on or after July 1 will not increase until the second plan year following the employee’s date of hire. Catch-up contributions are also permitted. Contributions and catch-up contributions are subject to certain limitations under the Internal Revenue Code (“IRC”).
For participants who are contributing to the Plan, the Company will make matching contributions, on a quarterly basis, equal to 100% of the portion of a participant’s contributions that does not exceed 4% of a participant’s eligible compensation, subject to certain limitations defined in the Plan document. For the years ended December 31, 2020 and 2019, the total matching contribution by the Company was $11,185,121 and $12,299,452, respectively.
For eligible union participants, the Company will make a quarterly union replacement contribution equal to 6% of eligible compensation. For eligible contributing and non-contributing salaried employees, the Company may make a discretionary annual Company contribution not to exceed 4% of eligible compensation. For eligible contributing and non-contributing hourly, non-union employees or union participant employees, the Company may make a discretionary annual Company contribution not to exceed 2% of eligible compensation. To be eligible for a discretionary annual Company contribution, a participant must have attained age 21 and be employed on the last day of the Plan year. For the participants in the Alternative Apparel, Inc. 401(k) Plan that was merged into the Plan on December 31, 2018, their first year of eligibility for the annual Company contribution was in 2020. For the years ended December 31, 2020 and 2019, the Company paid discretionary contributions of $10,132,464 and $2,669,511, respectively.

Hanesbrands Inc. Retirement Savings Plan
Notes to Financial Statements - Continued
December 31, 2020 and 2019
For the years ended December 31, 2020 and 2019, $952,904 and $764,649 of forfeitures, respectively, were used to offset Company contributions. Forfeited balances of $202,384 and $163,852 outstanding as of December 31, 2020 and 2019, respectively, were used to offset the Company's contributions to the Plan for the fourth quarter of the respective years that were paid in the first quarter of the following year.
Participant Accounts
Individual accounts are maintained for each of the Plan’s participants to reflect Company contributions, the participant’s contributions and any rollover contributions, as well as the participant’s related share of the Plan’s income and losses, benefit payments and certain related administrative expenses. Allocations of income and losses are made within each separate investment fund in proportion to each participant’s investment in those funds. Allocations of certain related administrative expenses are made based on the proportion that each participant’s account balance has to the total of all participants’ account balances.
Vesting
Participants’ contributions are 100% vested at all times. Company contributions vest based on years of service with a two-year cliff vesting schedule for matching contributions and a five-year graded vesting schedule for discretionary annual Company contributions and quarterly union replacement contributions. Discretionary annual Company contributions, quarterly union replacement contributions and matching contributions will be 100% vested in the case of termination due to death, disability or normal retirement without regard to years of service.
Investment Options
Participants may direct their total account balances among the various investment options currently available through the Plan in 1% increments and may change their investment elections at any time.
Forfeitures
If a participant terminates employment for reasons other than death, disability or normal retirement age before amounts received as Company contributions are fully vested, the unvested amounts shall be forfeited. Forfeited balances shall first be allocated to participants who are re-employed and are entitled to reinstatement of portions of their Company contributions that were forfeited previously and then the remainder, if any, may be used to reduce future Company contributions or pay administrative expenses of the Plan.
There were no unallocated forfeited balances as of December 31, 2020 and 2019.
Benefit Payments
Upon termination of service due to death, disability, retirement, resignation or dismissal, distribution of the vested balance in the participant’s accounts will be made to the participant or, in the case of the participant’s death, to his or her beneficiary by a lump-sum payment or partial distribution in cash (or stock, if elected, for amounts invested in the Hanesbrands Inc. Common Stock Fund).
Participants may withdraw all or a portion of their vested account balances (other than amounts received as discretionary annual Company contributions), provided they have attained age 59-1/2; participants may also withdraw their after-tax contributions (other than Roth contributions) at any time. Participants who have an immediate and substantial financial need may take a hardship withdrawal from certain balances in their accounts, subject to certain limitations defined in the Plan document.
Plan management approved changes related to the SECURE Act in 2020, permitting eligible participants who are giving birth or adopting a child to withdraw up to $5,000 without incurring the 10% penalty tax on early distributions. Plan management also approved changes related to the CARES Act in 2020, permitting eligible participants to take COVID-19-related distributions of up to $100,000 in 2020 and suspend required minimum distributions for 2020.
Notes Receivable from Participants
Participants may borrow from their accounts a minimum of $500 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. The participant must secure the loan by a pledge against his or her vested Plan accounts. The participant must sign a promissory note for the loan. The loan period cannot exceed five years, unless the proceeds of the loan are used to purchase a primary residence, in which case the loan period shall not exceed ten years. The loan will bear interest at

Hanesbrands Inc. Retirement Savings Plan
Notes to Financial Statements - Continued
December 31, 2020 and 2019
the prevailing prime rate when the loan is issued. The interest rates for the outstanding loans ranged from 3.25% to 8.25% at December 31, 2020 and 2019. Principal and interest is paid through payroll deductions.
Plan management approved changes related to the CARES Act in 2020, increasing the limit on Plan loans for eligible participants to the lesser of $100,000 or 100% of the participant's vested account balance in 2020 and permitting eligible participants to suspend payments on Plan loans otherwise due in 2020.
Notes receivable from participants are measured at their unpaid balance plus any accrued but unpaid interest. Delinquent loans are reclassified as distributions based upon the terms of the Plan document.

NOTE B - SUMMARY OF ACCOUNTING POLICIES
Basis of Accounting
The accompanying financial statements have been prepared using the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).
Use of Estimates
The preparation of financial statements requires the Plan’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from these estimates.
Valuation of Investments
The Plan’s sole investment is an interest in the HBI Investment Trust. The Plan’s interest in the HBI Investment Trust is based on the Plan’s relative aggregate contributions, benefit payments and other relevant factors. Purchases and sales of securities in the HBI Investment Trust are recorded on a trade-date basis. Interest is recorded in the period earned. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes the Plan's gains and losses on investments bought and sold as well as held during the year.
The HBI Investment Trust’s investments consist of investments in registered investment companies, Hanesbrands common stock, collective trusts and a stable value fund. Investments in registered investment companies and Hanesbrands common stock are valued using quoted market prices. The collective trusts are valued at net asset value of participant units owned by the HBI Investment Trust based on the net asset value of the underlying investments in each collective trust.
The stable value fund is reported at contract value. The underlying investments, which are comprised of high quality, fully benefit responsive, fixed income securities held in various collective trusts and separate accounts that are “wrapped” by synthetic investment contracts issued by high quality financial institutions, are required to be reported at contract value.
Contract value represents the principal balance of the underlying investment contracts, plus accrued interest at the stated contract rates, less withdrawals and administrative charges by the financial institutions. Participant transactions (issuances and redemptions) may occur daily. There are no material reserves against contract value for credit risk of the contract issuers or otherwise. Under the terms of the contracts, the crediting interest rates are rates negotiated by the Company with the financial institutions. Certain events, which we refer to as “market value events,” may limit the ability of the stable value fund to realize the contract value of investment contracts and may therefore result in payments to participants that reflect fair value rather than contract value. Such events include, but are not limited to, certain amendments to the Plan document or the stable value fund’s investment guidelines not approved by issuers of investment contracts, failure to comply with certain contract provisions, complete or partial Plan termination or merger with another plan, suspension or substantial reduction of Plan sponsor contributions to the Plan, debt default by the Plan sponsor, bankruptcy of the Plan sponsor or other Plan sponsor events that could cause substantial withdrawals from the Plan or the stable value fund, failure of the trust which holds the assets of the Plan to qualify for exemption from federal income taxes, and the occurrence of certain prohibited transactions under ERISA. The Plan administrator does not believe that any events that have occurred to date constitute market value events. The Plan may terminate its investment in the stable value fund upon election and sixty days’ notice.
In general, the investments provided by the Plan are exposed to various risks, such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investments, it is reasonably possible that changes in the values of investments will occur in the near term and that such changes could materially affect the amounts reported in the Statements of Net Assets Available for Benefits and participants’ individual account balances.

Hanesbrands Inc. Retirement Savings Plan
Notes to Financial Statements - Continued
December 31, 2020 and 2019
Benefit Payments
Benefit payments are recorded when paid.
Administrative Expenses
Administrative expenses associated with the Plan are paid by the Plan, except for certain recordkeeping fees of which, at the discretion of the Company, the Company pays a percentage. Investment related expenses are included in net investment income (loss).
Recent Accounting Pronouncements
In August 2018, the FASB issued ASU 2018-13, “Fair Value Measurement (Topic 820),” which modifies the disclosure requirements on fair value measurements. The new accounting guidance was effective for the plan year ending December 31, 2020. The adoption of the new accounting rules did not have a material impact on the Plan's financial statements or disclosures.

NOTE C - PLAN INTEREST IN HBI INVESTMENT TRUST
The Plan’s interest in the net assets of the HBI Investment Trust was 100% at December 31, 2020 and 2019. The Plan’s interest in the net assets of the HBI Investment Trust is included in the accompanying Statements of Net Assets Available for Benefits.
A summary of the net assets of the HBI Investment Trust is as follows:

	December 31, 2020	December 31, 2019
Investments at fair value:
Hanesbrands common stock	$30,222,780	$32,152,195
Investment in collective trusts	573,954,277	552,873,891
Investment in registered investment companies	101,446,973	94,194,253
Total investments, at fair value	705,624,030	679,220,339
Stable value fund at contract value	63,293,463	54,126,499
Total investments	768,917,493	733,346,838
Net payables	(967,488)	(352,431)

Net assets of HBI Investment Trust	$767,950,005	$732,994,407
The net investment income from the HBI Investment Trust for the years ended December 31, 2020 and 2019 is as follows:

	2020	2019
Interest and dividend income	$7,116,190	$10,905,561
Net appreciation in fair value of investments:
Hanesbrands common stock	312,862	6,438,592
Collective trusts	70,106,561	95,855,738
Investment in registered investment companies	7,878,737	12,412,642

Net investment income	$85,414,350	$125,612,533

NOTE D - PLAN TERMINATION
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, affected participants will become entitled to be fully vested in their accounts.

NOTE E - FAIR VALUE MEASUREMENTS
Fair value is an exit price, representing the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The HBI Investment Trust utilizes market data or assumptions that market participants would use in pricing the asset or liability. A three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value, is utilized for disclosing the fair value of the assets and liabilities of the HBI Investment Trust. These tiers include: Level 1, defined as observable inputs such as quoted prices in active markets; Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and Level 3, defined as unobservable inputs about which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Hanesbrands Inc. Retirement Savings Plan
Notes to Financial Statements - Continued
December 31, 2020 and 2019
Assets and liabilities measured at fair value are based on one or more of the following three valuation techniques:
•Market approach - prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities.
•Cost approach - amount that would be required to replace the service capacity of an asset or replacement cost.
•Income approach - techniques to convert future amounts to a single present amount based on market expectations, including present value techniques, option-pricing and other models.
The HBI Investment Trust primarily applies the market approach for its investment assets and attempts to utilize valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs.
As of December 31, 2020 and 2019, the HBI Investment Trust held certain financial assets that are required to be measured at fair value on a recurring basis. These consisted of Hanesbrands common stock, collective trusts and registered investment companies. The fair values of the Hanesbrands common stock and the registered investment companies are determined based on quoted prices in public markets and are categorized as Level 1. The fair value of the investments within the collective trusts are valued utilizing the net asset value per share as the practical expedient and are not required to be classified within the fair value hierarchy. Participant transactions in the collective trusts (purchases and sales) may occur daily. If the Plan were to initiate a full redemption of the collective trusts, the investment adviser reserves the right to temporarily delay withdrawal from the trust in order to ensure the securities liquidations will be carried out in an orderly business manner. There were no changes during the years ended December 31, 2020 and 2019 to the valuation techniques used to measure asset fair values on a recurring basis.
The following table sets forth by level within the fair value hierarchy the HBI Investment Trust’s investment assets accounted for at fair value on a recurring basis at December 31, 2020 and 2019, respectively. As required by the accounting rules, assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The assessment of the significance of a particular input to the fair value measurement requires judgment, and may affect the valuation of fair value assets and liabilities and their placement within the fair value hierarchy levels.

Hanesbrands Inc. Retirement Savings Plan
Notes to Financial Statements - Continued
December 31, 2020 and 2019

	Investment Assets at Fair Value as of December 31, 2020
	Level 1	Level 2	Level 3	Total
Hanesbrands common stock	$30,222,780	$—	$—	$30,222,780
Registered investment companies	101,446,973	—	—	101,446,973
Collective trusts (1):
U.S equity funds	—	—	—	15,603,866
Foreign equity index funds	—	—	—	6,022,029
Target retirement date funds	—	—	—	545,695,159
Short-term fund	—	—	—	6,633,223
Total collective trusts	—	—	—	573,954,277

Total investment assets at fair value	$131,669,753	$—	$—	$705,624,030

	Investment Assets at Fair Value as of December 31, 2019
	Level 1	Level 2	Level 3	Total
Hanesbrands common stock	$32,152,195	$—	$—	$32,152,195
Registered investment companies	94,194,253	—	—	94,194,253
Collective trusts (1):
U.S equity funds	—	—	—	15,929,583
Foreign equity index funds	—	—	—	6,462,000
Target retirement date funds	—	—	—	525,922,100
Short-term fund	—	—	—	4,560,208
Total collective trusts	—	—	—	552,873,891

Total investment assets at fair value	$126,346,448	$—	$—	$679,220,339

(1)Certain investments that are measured at fair value using the net asset value per share (or its equivalent) practical expedient have not been categorized in the fair value hierarchy. The fair value amounts presented in the tables above are intended to permit reconciliation of the fair value hierarchy to the investments valued at fair value within Note C and ultimately to the amounts presented in the Statements of Net Assets Available for Benefits.

NOTE F - TAX STATUS
By letter dated December 12, 2017, the Internal Revenue Service (“IRS”) determined that the Plan and HBI Investment Trust met the qualification requirements set forth in Sections 401(a) and 501(a) of the IRC. The Plan has been subsequently amended since the determination, but the Plan's management believes the Plan remains in compliance with the applicable requirements of the IRC.
U.S. GAAP requires the Plan’s management to evaluate tax positions taken by the Plan and to recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan’s management has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2020 and 2019, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no tax audits for any period in progress.

NOTE G - PARTY-IN-INTEREST TRANSACTIONS
Certain investments were issued and managed by Invesco, the stable value fund investment manager.
Approximately 3.9% and 4.4% of the HBI Investment Trust’s assets as of December 31, 2020 and 2019, respectively, were invested in Hanesbrands common stock, in each case through participant-directed account balances. At December 31, 2020 and 2019, the Plan held 2,072,893 and 2,165,131 shares, respectively, of Hanesbrands common stock that had a fair value of $30,222,780 and $32,152,195, respectively. During the years ended December 31, 2020 and 2019, the Plan recorded dividend income of $1,335,756 and $1,374,407, respectively, on investments in Hanesbrands common stock.
As detailed on Schedule H, Line 4i - Schedule of Assets (Held At End of Year) included in these financial statements, certain assets of the Plan consist of notes receivable from participants pursuant to Plan loans. Transactions involving these assets are considered to be party-in-interest transactions.

Hanesbrands Inc. Retirement Savings Plan
Notes to Financial Statements - Continued
December 31, 2020 and 2019
NOTE H - RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500
The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2020 and 2019 to the Form 5500:

	2020	2019
Net assets available for benefits per the financial statements	$789,423,529	$748,660,184
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	1,282,382	1,026,646
Amounts allocated to withdrawing participants	(67,097)	(123,745)

Net assets available for benefits per the Form 5500	$790,638,814	$749,563,085
The following is a reconciliation of investment income according to the financial statements for the year ended December 31, 2020 to the Form 5500:

Investment income per the financial statements	$85,414,350
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	255,736

Investment income per the Form 5500	$85,670,086
The following is a reconciliation of benefits paid to participants according to the financial statements for the year ended December 31, 2020 to the Form 5500:

Benefits paid to participants per the financial statements	$84,302,936
Amounts allocated to withdrawing participants at:
December 31, 2020	67,097
December 31, 2019	(123,745)

Benefits paid to participants per the Form 5500	$84,246,288
Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, but not yet paid as of that date.

Hanesbrands Inc. Retirement Savings Plan
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2020

Name of plan sponsor: Hanesbrands Inc.
Employer identification number: 20-3552316
Three digit plan number: 401

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost **	(e) Current value

*	Participant loans	Average maturity date of 2.65 years, bearing interest at 3.25% to 8.25%, collateralized by participants’ account balances	$—	$13,590,331

* Denotes party-in-interest transaction
** Cost information is not required for participant-directed assets

SIGNATURES
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	June 15, 2021	HANESBRANDS INC. RETIREMENT SAVINGS PLAN

		By:	/s/ M. Scott Lewis
M. Scott Lewis
Authorized Member of the Hanesbrands Inc.
Employee Benefits Administrative Committee

INDEX TO EXHIBITS

Exhibit Number	Description

23.1	Consent of Dixon Hughes Goodman LLP